nuveen	Nuveen Compliance | July 1, 2017

Code of Ethics

SUMMARY AND SCOPE

What the Code is about

Helping to ensure that Nuveen personnel place the interests of Nuveen clients ahead of their own personal interests.

Who the Code applies to and what the implications are

This Code applies to individuals in the following categories:

•	Nuveen Employees based in the U.S. (except employees of Gresham Investment Management LLC, Westchester Group Investment Management Inc., and any employees of Greenwood Resources, Inc. who are based outside of Portland, Oregon).

•	Consultants, interns and temporary workers, if the Nuveen Ethics Office has decided to make you subject to the Code based on your contract length, job duties, work location and other factors.

•	Certain TIAA employees that are deemed by the TIAA- CREF Funds CCO or the Nuveen Ethics Office to be Access Persons.

•	The independent directors and trustees of the TIAA- CREF Funds Complex and Nuveen sponsored or branded funds, whose obligations are set forth in supplemental policies to the Code.

For individuals who are subject to the Code, there are two designations with different implications: Access Person and Investment Person.

ACCESS PERSON

All Nuveen Employees subject to the Code are considered Access Persons since they have, or potentially could have, access to non-public information about securities transactions and other investments, holdings or recommendations for Affiliate-Advised Accounts or Portfolios.

Key characteristics of this designation. An individual may be considered an Access Person of multiple advisers affiliated with Nuveen, or of only one. If your regular duties give you access to non-public information, or you are a director, trustee or officer of a Nuveen or TIAA- CREF sponsored or branded fund, your personal trading is generally monitored only against the trading activity of the specific adviser(s) or Affiliated Funds with which you are involved. For other employees, personal trading is typically monitored against the trading activities of all advisers affiliated with Nuveen. You will generally not be permitted to execute transactions in a security on any day when an Affiliate- Advised Account or Portfolio managed by the adviser(s) that you are monitored against has a pending buy or sell order for that security.

INVESTMENT PERSON

An Access Person who meets any of the following criteria will in addition be considered an Investment Person:

•	The Access Person is a Portfolio Manager, Research Analyst or Research Assistant. They otherwise participate in making recommendations or decisions concerning the purchase or sale of securities in any Affiliate-Advised Account or Portfolio.

•	The Access Person has been designated an Investment Person by the Nuveen Ethics Office.

Key characteristics of this designation. The vast majority of Investment Persons are employees of Nuveen’s affiliated investment advisers.

An Investment Person is prohibited from transacting in securities during the period starting 7 calendar days before, and ending 7 calendar days after, any trade in an Affiliate-Advised Account or Portfolio for which he/she has responsibility. In addition, an Investment Person’s personal transactions will be reviewed for conflicts in the period starting 7 calendar days before, and ending 7 calendar days after, all trades by their associated investment adviser. In some cases, the Investment Person may be required to reverse a trade and/or forfeit an appropriate portion of any profit as determined by the Nuveen Ethics Office. These consequences can apply whether or not the trade was pre-cleared.

The personal trading of Investment Persons is generally only monitored against the trading activity of the specific adviser for which they have been designated an Investment Person.

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Important to understand

Some of our affiliated investment advisers may impose additional rules on the same topics covered in this Code. Check with your manager or local/designated Chief Compliance Officer if you have questions.

Personal trading is a privilege, not a right. Nuveen Employees are expected to follow the law and adhere to the highest standards of behavior – including with respect to personal trading. Any violation of the Code could have severely adverse effects on you, your co-workers, and Nuveen. You may be held personally liable for your conduct and be subject to fines, regulatory sanctions, and even criminal penalties. Because Nuveen can restrict your trading or take actions such as forcing you to hold a position or to disgorge profits, personal trading carries risks beyond normal market risks.

Some requirements in this Code apply to Household Members. Each Household Member (see “Terms with Special Meanings” below) is subject to the same restrictions and requirements that apply to his/her related Nuveen Employee.

The Code does not address every ethical issue that might arise. If you have any doubt at all after consulting the Code, contact the Nuveen Ethics Office for direction.

The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer (such as a client or regulator).

You are expected to follow the Code both in letter and in spirit. Literal compliance, such as pre-clearing a transaction, does not necessarily protect you from liability for conduct that violates the spirit of the Code. If you have questions about how to comply with this Code, consult the Nuveen Ethics Office.

WHO TO CONTACT

•	Nuveen Ethics Office:

nuveenethicsoffice@nuveen.com

•	Nuveen Ethics Office Helplines:

1-312-917-8000

1-800-842-2733 extension 22-5599

TERMS WITH SPECIAL MEANINGS

Within this policy, these terms are defined as follows:

Affiliate-Advised Account or Portfolio Any Affiliated Fund, or any portfolio or client account advised or sub- advised by Nuveen.

Affiliated Fund Any TIAA-CREF or Nuveen branded or sponsored open-end fund, closed-end fund, or Exchange Traded Fund (ETF), and any third-party fund advised or sub-advised by Nuveen.

Automatic Investment Plan Any program, such as a dividend reinvestment plan (DRIP), under which investment account purchases or withdrawals occur according to a predetermined schedule and allocation.

Beneficial Ownership Any interest by which you or any Household Member—directly or indirectly—derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

You have Beneficial Ownership of securities held in accounts in your own name, or any Household Member’s name, and in all other accounts over which you or any Household Member exercises or may exercise investment decision-making powers, or other influence or control, including trust, partnership, estate, and corporate accounts or other joint ownership or pooling arrangements.

Code This Code of Ethics.

Domestic Partner An individual who is neither a relative of or legally married to a Nuveen Employee, but shares a residence and is in a mutual commitment similar to marriage with such Nuveen Employee.

Federal Securities Laws The applicable portions of any of the following laws, as amended, and of any rules adopted under them by the Securities and Exchange Commission or the Department of the Treasury:

•	Securities Act of 1933.

•	Securities Exchange Act of 1934.

•	Investment Company Act of 1940.

•	Investment Advisers Act of 1940.

•	Sarbanes-Oxley Act of 2002.

•	Title V of the Gramm-Leach-Bliley Act.

•	The Bank Secrecy Act.

Household Member Any of the following who reside, or are expected to reside for at least 90 days a year, in the same household as a Nuveen Employee:

• Spouse or Domestic Partner.	• Parent, stepparent, grandparent.
• Sibling.
• Child, stepchild, grandchild.	• In-laws, (mother, father, son, daughter, brother, sister).

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TERMS WITH SPECIAL MEANINGS

(continued)

Independent Director Any director or trustee of an Affiliated Fund who is not an “interested person”

within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Managed Account Any account in which you or a Household Member has Beneficial Ownership and for which you have delegated full investment discretion in writing to a third-party broker or investment manager.

Nuveen Nuveen, LLC and all of its direct or indirect subsidiaries.

Nuveen Employee Any full- or part-time employee of Nuveen, and any consultants, interns or temporary workers designated by the Nuveen Ethics Office.

Reportable Account Any account for which you or a Household Member has Beneficial Ownership AND in which securities can be bought or held. This includes, among others:

•	All Managed Accounts.

•	Any Nuveen 401(k) plan account.

•	Any 401(k) plan account from a previous employer that permits the purchase of any Reportable Security.

•	Any direct holding in an Affiliated Fund.

•	Any retirement account or health savings account (HSA) that permits the purchase of any Reportable Security, and any 529 college savings plan that permits the purchase of Affiliated Funds.

The following are NOT considered Reportable Accounts:

•	Charitable giving accounts.

•	Accounts held directly with a mutual fund complex in which non-Affiliated Funds are the only possible investment.

Reportable Security Any security EXCEPT:

•	Direct obligations of the U.S. government (indirect obligations, such as Fannie Mae and Freddie Mac securities, are reportable).

•	Certificates of deposit, bankers’ acceptances, commercial paper, and high quality short-term debt (including repurchase agreements).

•	Money market funds.

•	Open-end funds that are not Affiliated Funds.

Reportable Transaction Any transaction involving a Reportable Security EXCEPT:

•	Transactions in Managed Accounts.

•	Transactions occurring under an Automatic Investment Plan.

GENERAL RESTRICTIONS AND REQUIREMENTS

BASIC PRINCIPLES

1.	Never abuse a client’s trust, rights, or interests.

This means you must never do any of the following:

•	Engage in any plan or action, or use any device, that would defraud or deceive a client.

•	Make any material statements of fact that are incorrect or misleading, either as to what they include or omit.

•	Engage in any manipulative practice.

•	Use your position (including any knowledge or access to opportunities you have gained by virtue of your position) to personal advantage or to a client’s disadvantage. This would include, for example, front- running or tailgating (trading directly before or after the execution of a large client trade order), or any attempt to influence a client’s trading to enhance the value of your personal holdings.

•	Conduct personal trading in any way that could be inconsistent with your fiduciary duties to a client (even if it does not technically violate the Code).

2.	Handle conflicts of interest appropriately. This applies not only to actual conflicts of interest, but also to any situation that might appear to an outside observer to be improper or a breach of fiduciary duty.

3.	Keep confidential information confidential. Always properly safeguard any confidential information you obtain in the course of your work. This includes confidential information related to any of the following:

•	Any Affiliate-Advised Account or Portfolio and any other financial product offered or serviced by Nuveen.

•	New products, product changes, or business initiatives.

•	Past, current, and prospective clients, including their identities, investments, and account activity.

“Keeping information confidential” means using discretion in disclosing information as well as guarding against unlawful or inappropriate access by others. This includes:

•	Making sure no confidential information is visible on your computer screen and desk when you are not there.

•	Not sharing passwords with others.

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•	Using caution when discussing business in any location where your conversation could be overheard. Confidential information may be released only as required by law or as permitted under the applicable privacy policy(ies). Consult the Nuveen Ethics Office or your local/designated CCO before releasing any confidential information.

4.	Handle Material Non-Public Information properly. Follow all of the terms described in “Material Non-Public Information” below. Be aware that any failure to handle such information properly is a serious offense and may lead to disciplinary action from Nuveen as well as serious civil or criminal liability.

5.	Comply with Federal Securities Laws. Any violation of these laws is punishable as a violation of the Code.

6.	Never do anything indirectly that, if done directly, would violate the Code. Such actions will be considered the equivalent of direct Code violations.

7.	Promptly alert the Nuveen Ethics Office or your local/designated CCO of any actual or suspected wrongdoing. Examples of wrongdoing include violations of the Federal Securities Laws, misuse of corporate assets, misuse of confidential information, or other violations of the Code. If you prefer to report confidentially, call the legacy Nuveen Confidential Hotline at 1-877-209-3663 or the TIAA Confidential Hotline at 1-877-774-6492. Note that failure to report suspected wrongdoing in a timely fashion is itself a violation of the Code.

PRE-CLEARANCE AND

HOLDING REQUIREMENTS

8.	Pre-clear any trade in Reportable Securities, including certain Affiliated Funds (see the box below for additional information).

If your trade requires pre-clearance, request approval through PTA before you or any Household Member places an order to buy or sell any Reportable Security. Any approval you receive expires at the end of the day it was granted; however, you may place after hours trades in international markets until 11:59 p.m. local time on that day. When requesting pre-clearance, follow this process:

•	Request pre-clearance on the same day you want to trade. Be sure your pre-clearance request is accurate as to security and direction of trade.

•	Wait for approval to be displayed before trading. If you receive approval, you may only trade that same day, and only within the scope of approval. If you do not receive approval, do not trade.

•	Place day orders only. Do not place good-til-canceled orders. You may place orders for an after-hours trading session using that day’s preclearance approval, but you must not place any order that could remain open into the next regular trading session.

9.	Hold positions in Reportable Securities for 60 calendar days, or be prepared to forfeit any gains. Generally, you may sell the security on the 60th day after purchase. This requirement extends to any options or other transactions that may have the same effect as a purchase or sale, and to all Reportable Securities—except for ETFs that are non-Affiliated Funds and are based on approved broad-based indices (list can be obtained from the Nuveen Ethics Office) and permitted options on these ETFs. The requirement is tested on a last-in-first-out basis, across all of your holdings (not just within individual accounts).

You may be required to surrender any gains realized (net of commissions) through a violation of this rule. You may close a position at a loss at any time, provided pre- clearance has been obtained or an exemption applies.

10.	Comply with trading restrictions described in the prospectuses for all Affiliated Funds. This includes restrictions on frequent trading in shares of any open-end Affiliated Fund. Any violation of these trading restrictions is punishable as a violation of the Code.

11.	Pre-clear any transaction in a Managed Account that involves your influence. You must also immediately consult with the Nuveen Ethics Office to discuss whether the account in question can properly remain classified as a Managed Account.

12.	Obtain approval before investing in a private placement (such as a private equity investment, hedge fund, or limited partnership) and before selling or redeeming a private placement that is branded, sponsored, advised or sub-advised by Nuveen. This includes transactions in any private funds advised or sub-advised by Nuveen. Approval is required even if the investment is made in a Managed Account. Approval is not needed for additional capital calls following the initial investment.

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WHAT NEEDS TO BE PRE-CLEARED

Pre-clearance required

•	All actively initiated trades in Reportable Securities, except those listed here under “No pre- clearance required.”

Be aware that pre-clearance can be withdrawn even after it has been granted, and even after you have traded, if Nuveen later becomes aware of Affiliate-Advised Account or Portfolio trades whose existence would have resulted in denial of preclearance. In these cases you may be required to reverse a trade and/or forfeit an appropriate portion of any profit, as determined by the Nuveen Ethics Office.

•	Note that closed-end funds and ETFs are Reportable Securities, but certain ETFs do not need to be pre- cleared. These ETFs are listed here under “No pre- clearance required.”

No pre-clearance required

•	Shares of any open-end mutual fund (including Affiliated Funds).

•	ETFs that are not Affiliated Funds and are based on approved broad-based indices (list can be obtained from the Nuveen Ethics Office).

•	CDs and commercial paper.

•	Securities acquired or disposed of through actions outside your control or issued pro rata to all holders of the same class of investment, such as automatic dividend reinvestments, stock splits, mergers, spin-offs, or rights subscriptions.

•	Sales pursuant to a bona fide tender offer.

•	Trades made through an Automatic Investment Plan that has been disclosed to the Nuveen Ethics Office in advance.

•	Trades in a Managed Account (except that you must pre-clear any trades that involve your influence, any initial purchases of private placements, and any sales or redemptions of private placements that are branded, sponsored, advised or sub-advised by Nuveen).

•	Currency futures and permitted financial futures.

OTHER RESTRICTIONS

13.	Never knowingly trade any security being traded or considered for trade by any Affiliate-Advised Account or Portfolio. This applies to employee transactions in securities that are exempt from pre- clearance, and includes equivalent or related securities.

For example, if a company’s common stock is being traded, you may face restrictions on trading any of the company’s debt, preferred, or foreign equivalent securities, and from trading or exercising any options based on the company’s securities.

14.	Always prioritize client trades over personal trades. Your fiduciary duties to the client are far more important than your personal trading, which is a privilege and not a right. Never delay or in any way alter the timing or terms of a client trade for your personal benefit.

15.	Do not engage in trading that involves single stock futures, naked short sales or naked options Options are permitted only for hedging purposes (i.e., the sale of covered calls or the purchase of puts that are offset by existing long positions), with the following exceptions:

•	You may buy or sell naked long-term options (those with an expiration of 1 year or more from the date of purchase) may be bought or sold, subject to the 60-day holding period).

•	Short sales “against the box” are permitted.
16.	Never participate in an investment club or similar entity.

17.	Do not engage in excessive or inappropriate trading activity. Never let personal trading interfere with your professional duties. The Nuveen Ethics Office and/or your local/designated CCO, in consultation with your manager, will determine what constitutes excessive or inappropriate trading

18.	Never purchase an IPO without advance approval. Equity IPO participation is generally prohibited, but approval may be granted in special circumstances, such as when:

•	You already have equity in the company and are offered shares.

•	You are a policy holder or depositor in a company that is demutualizing.

•	A family member has been offered shares as an employee.

You may receive approval for offerings of fixed income securities, convertible securities, preferred securities, open- and closed-end funds or commodity pools.

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MATERIAL NON-PUBLIC INFORMATION

What is Material Non-Public Information?

Material Non-Public Information is defined as information regarding any security, securities-based derivatives or issuer of a security that is both material and non-public.

Information is material if both of the following are true:

•	A reasonable investor would likely consider it important when making an investment decision.

•	Public release of the information would likely affect the price of a security.

Information is generally non-public if it has not been distributed through a widely used public medium, such as a press release or a report, filing or other periodic communication.

Restrictions and requirements

•	Any time you think you might have, or may be about to, come into possession of Material Non-Public Information (whether in connection with your position at Nuveen or not), alert the Nuveen Ethics Office. Alternatively, you may alert your local/designated CCO or Legal office, who in turn must promptly notify the Nuveen Ethics Office. Follow the instructions you are given.

•	Note that information regarding account-related activity— including, but not limited to, new and terminated accounts, large cash flows, index construction and rebalancing for ETFs and related transactions—may constitute Material Non-Public Information. If you possess this type of information, you do not need to disclose it to the Nuveen Ethics Office. However you should never knowingly trade any security likely to be considered for trade by any Affiliate-Advised Account or Portfolio, or otherwise seek to benefit from the Material Non-Public Information.

•	Until you receive further instructions from the Nuveen Ethics Office, your local/designated CCO or Legal, do not take any action in relation to the information, including trading or recommending the relevant securities or communicating the information to anyone else.

•	Never make decisions on your own regarding potential Material Non-Public Information, including whether such information is actually Material Non-Public Information or what steps should be taken.

•	If the Nuveen Ethics Office, your local/designated CCO and/or Legal determine that you have Material Non- Public Information:

•	Do not buy, sell, gift, or otherwise dispose of the securities, whether on behalf of an Affiliate-Advised Account or Portfolio, yourself, or anyone else.

•	Do not in any way recommend, encourage, or influence others to transact in the issuer’s securities, even if you do not specifically disclose or reference the Material Non- Public Information.

•	Do not communicate the Material Non-Public Information to anyone, whether inside or outside Nuveen, except in discussions with the Nuveen Ethics Office and Legal and as expressly permitted by any confidentiality agreement or supplemental policies and procedures of your investment adviser.

REPORTING REQUIREMENTS

UPON BECOMING A NUVEEN EMPLOYEE

19.	Within 7 calendar days of starting at Nuveen, acknowledge receipt of the Code. This includes certifying that you have read the Code, understand it, recognize that you are subject to it, have complied with all of its applicable requirements, and have submitted all Code-required reports.

20.	Within 7 calendar days of starting at Nuveen, report all of your Reportable Accounts and holdings in Reportable Securities. Use PTA for this reporting. Include current information (no older than 45 calendar days before your first day of employment) on all Reportable Securities. For each security, provide the security name and type, a ticker symbol or CUSIP, the number of shares or units held, and principal amount

(dollar value). For each Reportable Account, provide information about the broker, dealer, or bank through which the account is held and the type of account. For each Reportable Account, submit a copy of the most recent statement.

Note that there are separate procedures for Managed Accounts, as described below in item 23.

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21.	Within 7 calendar days of starting at Nuveen, report all current investments in private placements (limited offerings). Limited offerings are Reportable Securities.

22.	If you are located in the United States, within 30 calendar days of starting at Nuveen, move or close any Reportable Account that is not at an approved firm. The approved firms are:

Ameriprise Financial Charles Schwab Chase Investment/ JP Morgan Edward Jones E*Trade Fidelity Interactive Brokers Merrill Lynch Morgan Stanley Oppenheimer & Co. Raymond James	RBC Dominion Securities Scottrade Inc. Stifel Financial T. Rowe Price TD Ameritrade TIAA-CREF Brokerage Services UBS Securities U.S. Bancorp Investments, Inc. Vanguard Brokerage Services Wells Fargo

Under very limited circumstances, it may be possible to obtain a waiver to keep a Reportable Account at a non- approved firm. Examples include:

•	An account owned by a Household Member who works at another financial firm with comparable restrictions.

•	An account that holds securities that cannot be transferred.

•	An account that cannot be moved because of a trust agreement. To apply for an exception, contact the Nuveen Ethics Office. For any account granted an exception, arrange for the Nuveen Ethics Office to receive duplicates of all periodic statements. If a firm cannot provide duplicate statements directly to the Nuveen Ethics Office, you must take responsibility for providing them yourself.

Note that consultants and temporary workers may not be required to move or close Reportable Accounts at the discretion of the Nuveen Ethics Office.

Employees located outside of the United States must arrange to provide the Nuveen Ethics Office with duplicate statements of all Reportable Accounts.

WHEN OPENING ANY NEW REPORTABLE ACCOUNT (INCLUDING A MANAGED ACCOUNT)

23.	Get pre-approval for any new Managed Account. Using the appropriate form (available from the Nuveen Ethics Office), provide representations that support the classification of the account as a Managed Account. For an account to be classified as a Managed Account, the account owner must have no direct or indirect influence or control over the securities in the account. The form must be signed by the account’s broker or investment manager and by all account owners (you and/or any Household Member). You may be asked periodically to confirm these representations.

Note that if the Managed Account is not maintained at an approved firm, you are also responsible for ensuring that duplicate statements of the Managed Account are sent to the Ethics Office. In addition, you will need to provide duplicate statements to the adviser with which you are affiliated, if they also require such statements.

24.	Report any new Reportable Account (other than a Managed Account) that is opened with an approved firm. Do this within 7 calendar days of the date you or a Household Member opens the account or an account becomes a Reportable Account through marriage, cohabitation, divorce, death, or another event.

EVERY QUARTER

25.	Within 20 calendar days of the end of each calendar quarter, verify that all Reportable Transactions made during that quarter have been reported. PTA will display all transactions of yours for which it has received notice. For any transactions not displayed (such as transactions in accounts you have approval to maintain elsewhere), you are responsible for ensuring that the Nuveen Ethics Office promptly receives copies of all account statements so that they can enter them into PTA.

For each Reportable Transaction, you must provide, as applicable, the transaction date, security name and type, ticker symbol or CUSIP, interest rate (coupon) and maturity date, number of shares, price at which the transaction was effected, principal amount (dollar value), the nature of the trade (buy or sell), and the name of the broker, dealer, or bank that effected the transaction. It is very important that you carefully review and verify the transactions and related details displayed on PTA, checking for accuracy and completeness. If you find any errors or omissions, correct or add to your list of transactions in PTA.

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EVERY YEAR

26.	Within 40 calendar days of the end of each calendar year, acknowledge receipt of the most recent version of the Code and file your Annual Holdings and Accounts Report.

The report must contain the information described in item 20 above, and include your certification that you have reported all Reportable Accounts, and all holdings and transactions in Reportable Securities for the previous year.

For Managed Accounts, you must affirm annually through PTA (for yourself and on behalf of any Household Member) the classification of the account as a Managed Account through a separate certification. No broker or investment manager involvement is required on this annual reaffirmation.

You also must acknowledge any amendments to the Code that occur during the course of the year.

ADDITIONAL RULES FOR “SECTION 16 PERSONS”

•	Section 16 Persons are “insiders,” or people with responsibility for policy decisions or portfolio transactions. If you are unsure of your status as a Section 16 Person, please contact the Legal Department or the Ethics Office.

•	Pre-clear (through PTA) any transactions in closed- end funds of which you are a Section 16 Person. Your request will be reviewed by Legal.

•	When selling for a gain any securities you buy that are issued by the entity of which you are a Section 16 Person, make sure it is at least 6 months after your most recent purchase of that security. This rule extends to any options or other transactions that may have the same effect as a purchase or sale, and is tested on a last-in-first-out basis. You may be required to surrender any gains realized through a violation of this rule. Note that for any fund of which you are a Section 16 Person, no exception from preclearance is available.

•	Email details of all executed transactions in these securities to the appropriate contact in the Legal Department.

Section 16 Persons should refer to the Nuveen Funds Section 16 Policy and Procedures for additional information.

CODE ADMINISTRATION

Training

You will be required to participate in training on the Code when joining Nuveen as well as periodically during the time you are subject to the Code.

Exceptions

The Code exists to prevent violations of law. The Nuveen Ethics Office may, under certain circumstances, grant waivers from a Code requirement. No waivers or exceptions that would violate any law will be granted.

Monitoring

The Nuveen Ethics Office is responsible for monitoring transactions and holdings for any violations of this Code.

Consequences of violation

Any individual who violates the Code is subject to penalty. Penalties could include, among other possibilities, a written warning, restriction of trading privileges, disgorgement of trading profits, fines, and suspension or termination of employment.

Applicable rules

The Code has been adopted in recognition of Nuveen’s fiduciary obligations to clients and in accordance with various provisions of Rule 204A-1 under the Investment Advisers Act of 1940 and Rule 17j-1 under the Investment Company Act of 1940. This Code is also adopted by the Affiliated Funds advised by Nuveen Fund Advisors, LLC, TIAA-CREF Investment Management, LLC and Teachers Advisors, LLC under Rule 17j-1.

Some elements of the Code also constitute part of Nuveen’s response to Financial Industry Regulatory Authority (FINRA) requirements that apply to registered personnel of Nuveen Securities, LLC, and National Futures Association (NFA) requirements that apply to personnel affiliated with Nuveen Commodities Asset Management, LLC or Nuveen Asset Management, LLC.

Nuveen Compliance | October 9, 2017

Doing Business With U.S. State or

Local Government Entities Policy

SUMMARY AND SCOPE

What this policy is about

Getting approval before engaging in activities with a U.S. State or Local Government Official that are deemed to be soliciting or lobbying, and adhering to all resulting restrictions and requirements.

Who this policy applies to

•	Any Permanent Employee who might interact with a U.S. State or Local Government Official.

•	Any consultants or temporary workers notified by the Nuveen Ethics Office or their local/designated Chief Compliance Officer (CCO) that this policy applies to them.

Important to understand

Laws and regulations vary widely across states and municipalities. Activities that are permissible in one state may be prohibited by another. Some municipalities have their own laws in addition to state laws.

Soliciting or Lobbying a U.S. State or Local Government Official may trigger time-sensitive obligations. For example, you may be required to register as a lobbyist in a state or municipality, complete a state or municipality-governed ethics training course, or comply with other stringent disclosure requirements.

Violations of this policy could have serious consequences for Nuveen. Nuveen could lose current government clients, be disqualified from doing business with potential new clients, and could suffer damage to its reputation.

WHO TO CONTACT

Nuveen Ethics Office (Americas):

nuveenethicsoffice@nuveen.com

1-312-917-8000, or 1-800-842-2733, extension 22-5599

TERMS WITH SPECIAL MEANINGS

Within this policy, these terms are defined as follows:

U.S. State or Local Government Entity Any State or Local government, agency, authority, or instrumentality; any pool of assets sponsored by a State or Local government (such as a defined pension plan, separate account or general fund); any participant-directed plan of a State or Local government (such as 529, 403(b), or 457 plans).

U.S. State or Local Government Official Any elected, appointed, or employed official at any level of state or local government, and any candidate for state or local office. This includes any board members or personnel of a state or local retirement plan or government-controlled enterprise.

Lobbying Contact with a U.S. State or Local Government Official with the intent of influencing official action pertaining to legislative, regulatory, or policy matters. This does not include contact related to regulatory examinations, any public comment process, any interactions aimed at obtaining factual information concerning disclosures, or providing subject matter expertise in relation to municipal securities, such as improving disclosures or changing trustees or bond covenants.

Nuveen Nuveen, LLC and all of its direct or indirect subsidiaries worldwide.

Permanent Employee Any full- or part-time employee of Nuveen, NOT including consultants and temporary workers.

Third-Party Solicitor Any individual who is not a Permanent Employee of Nuveen or an employee of TIAA, and any entity not affiliated with Nuveen that directly or indirectly solicits any client for, or refers any client to, any affiliate of Nuveen.

State or Local Any state; any non-state that is under the ownership, control, or protection of the United States; any county, city, town, municipality, or territory (such as Guam, the U.S. Virgin Islands, or Puerto Rico).

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WHAT IS CONSIDERED A SOLICITATION?

Any communication with a U.S. State or Local Government Official for the purpose of obtaining or retaining a U.S. State or Local Government Entity as a client is considered a solicitation. It doesn’t matter whether the communication is direct or indirect, oral or written.

Examples of solicitation

Common examples are:

•	Leading or participating in a sales meeting with a U.S. State or Local Government Official regarding any Nuveen product or service. This applies no matter who initiated the meeting.

•	Contacting an investment consultant retained by a U.S. State or Local Government Entity to discuss investment opportunities with that entity.

Examples of what is NOT solicitation

Solicitation does not include:

•	Contact with a U.S. State or Local Government Official for preliminary information to determine if there is a potential business opportunity.

•	Submitting a response to a Request for Proposals or Request of Qualifications in connection with investment advisory business. However, contacts made prior to the issuance of an RFP or outside of the formal RFP process (such as with a high-level U.S. State or Local Government Official or employee who is not part of the RFP process) are considered solicitations.

•	Providing client services under an existing contract.

•	Social conversations with a U.S. State or Local Government Official that do not involve any discussion of Nuveen products or services.

•	Casual conversations or incidental contact with a U.S. State or Local Government Official at a conference or similar setting. However, a prearranged meeting or an in-depth discussion with the same individual regarding any Nuveen product or service is considered a solicitation.

•	Sending a Nuveen prospectus or general marketing information unsolicited to a U.S. State or Local Government Official. However, any follow-up contact is considered a solicitation.

RESTRICTIONS AND REQUIREMENTS

1.	Request pre-clearance well in advance of contacting any U.S. State or Local Government Official to solicit business or engage in Lobbying.

Pre-clearance is necessary, as certain state and/ or municipality laws and regulations may require registration or reporting prior to engaging in Lobbying or a solicitation.

Submit your pre-clearance request through the PTA system, or coordinate your request through your local/ designated CCO. You will be asked to include all of the following in your request:

•	Meeting date

•	Name of U.S. State or Local Government Entity

•	Names and positions of all U.S. State or Local Government Officials participating in the meeting

•	Nuveen employees participating in the meeting

The Nuveen Ethics Office will review your request and conduct the research necessary to inform you how you may legally and appropriately engage with the identified U.S. State or Local Government Official(s). The Nuveen Ethics Office will also let you know whether you will need to pre-clear further communications with the U.S. State or Local Government Official after the initial contact.

You do not need to request pre-clearance to participate in solicitation or Lobbying jointly with TIAA’s Government Relations Department. In these circumstances, TIAA’s Government Relations Department is responsible for obtaining pre-clearance.

Doing Business With U.S. State or Local Government Entities Policy	Page 3 of 4

2.	Pre-clear all gifts, meals, and entertainment offered to U.S. State or Local Government Officials, regardless of value. Submit your pre- clearance request through the PTA system, or if time- sensitive, call the Nuveen Ethics Hotline. You can also request pre-clearance by contacting your local/designated CCO, who will coordinate with the Nuveen Ethics Office. Be aware that some states and municipalities prohibit gifts, meals, or entertainment of any type, form, or value. As a result, the pre-clearance requirement for gifts extends to all items bearing a Nuveen logo.

3.	Strictly observe any requirements or conditions attached to the Nuveen Ethics Office’s approval. For example, you may be required to complete a training course held by the U.S. State or Local Government Entity’s designated ethics office, track the time and expenses you incur in connection with soliciting or Lobbying the U.S. State or Local Government Entity, or meet other compliance obligations (see the box on the following page).

If your activity triggers any registration or reporting requirements, the Nuveen Ethics Office will prepare and submit the required materials on your behalf.

4.	In rare circumstances where pre-clearance is not possible, you may report solicitations or business meals within two business days after the fact. This applies only if an unanticipated opportunity arises to engage in a solicitation with, or provide food or beverages to, a U.S. State or Local Government Official and there is not enough time to obtain pre-clearance. This is not without risk, so pre- clearance is always the most prudent course of action. Note that gifts, entertainment, and Lobbying must be pre-cleared in all circumstances.

5.	Be aware that Third-Party Solicitors are contractually prohibited from soliciting U.S. State or Local Government Entities, or from receiving “finders fees” for helping Nuveen obtain or retain U.S. State or Local Government Entities as clients. Third-Party Solicitors could create liability for Nuveen, and accordingly, adequate due diligence is essential and continual supervision may be necessary. Exceptions to this restriction may be made based on facts and circumstances. Contact the Nuveen Ethics Office or your local/designated CCO for more information.

POTENTIAL ADDITIONAL REQUIREMENTS

U.S. State or Local Government Entities may require that you complete certain ethics-related disclosures or certifications. You may receive these in connection with a solicitation, an RFP, an investment advisory agreement, or because of your Lobbying activity. Contact the Nuveen Ethics Office or your local/designated CCO before submitting any forms or other information back to the entity.

Examples of disclosures and limitations include:

•	Placement agent disclosure form. Some U.S. State or Local Government Entities classify individuals soliciting business from the entity as “placement agents” and require them to submit a form disclosing certain information, such as about their compensation and about gifts and campaign contributions to U.S. State or Local Government Officials.

•	Lobby law reference. In some cases, soliciting a U.S. State or Local Government Entity may trigger registration and/or reporting as a lobbyist and may require a certification of compliance with relevant lobby law or disclosure of registered lobbyists.
•	Classification as a “public official.” The existence of an investment advisory agreement with a U.S. State or Local Government Entity can cause certain Nuveen employees to be considered “public officials” and thus subject to the ethics requirements that apply to such officials.

•	Gift policies. Some U.S. State or Local Government Entities adopt special restrictions on gifts, including hospitality and entertainment, from current or prospective vendors. Others require the disclosure of gifts to U.S. State or Local Government Officials or certifications of compliance with laws and policies limiting or prohibiting gifts.

•	Restrictions on communications. Often referred to as a “black-out” period or a “cone of silence,” these restrictions may prohibit Nuveen and its employees from contacting representatives of the U.S. State or Local Government Entity while there is a pending search or RFP.

Doing Business With U.S. State or Local Government Entities Policy	Page 4 of 4

SITUATIONAL EXAMPLES

Example 1

•	Bob, a Nuveen employee, is at a conference and sits next to Janet, an investment official of a municipal pension fund. They begin casually discussing golf during the break. Pre-clearance/notification not required. The conversation is casual and does not involve any defining elements of a solicitation.

•	Janet mentions that they are seeking a new investment adviser. Bob decides to request a meeting with Janet’s team to discuss the potential business opportunity. Pre-clearance/notification required. Bob is now seeking to solicit a U.S. State or Local Government Official.

•	Janet informs Bob that she cannot meet with him because an RFP has been issued and they are prohibited from speaking with prospective bidders. Bob decides to submit a response to the RFP. Pre-clearance/notification not required. Preparing and submitting a response to an RFP is not a solicitation.

•	Independent of the RFP process, Bob decides to contact a board member of the pension fund to encourage him to support Nuveen’s bid. Pre-clearance/notification required. This communication is outside the formal RFP process.

Example 2

•	John, a recently hired Nuveen employee, wants to build relationships with prospective clients. He decides to send a Nuveen capabilities book to various public pension systems. Pre-clearance/notification not required. Sending unsolicited general marketing information does not require pre-clearance/notification.

•	John decides to call a county retirement system in his territory to see if they are seeking a new investment adviser. Pre-clearance/notification not required. This is an initial call to determine if there is a potential business opportunity.

•	The county retirement system confirms they are looking for a new investment adviser. Pre-clearance/notification required. Any subsequent contact from John is considered a solicitation.

•	John schedules a sales meeting with an investment consultant representing a state retirement system. Pre-clearance/notification required. A sales meeting with the investment consultant is usually considered a solicitation of the U.S. State or Local Government Entity.

Example 3

•	Sue, a Nuveen employee, is staffing an exhibition booth at a conference for government investment officers. She hands a brochure containing an overview of Nuveen affiliates and offerings to Tom, a municipal investment officer. Pre-clearance/notification not required. The brochure is general marketing information.

•	Tom, an investment official with a state retirement system, then asks Sue for information about Nuveen’s small-cap strategy. Sue hands him a brochure with general information about the small-cap strategy. Pre-clearance/ notification not required. This brochure is also considered general marketing information.

•	Sue offers to set up a meeting with Tom to discuss the small- cap strategy in more detail. Pre-clearance/notification required. Sue can schedule the meeting, but she must get pre-clearance or promptly report the contact within 2 business days.

RELATED POLICIES

The topics covered in this policy are closely related to those covered in Nuveen’s policies on Business Gifts, Meals, and Entertainment and on Political Contributions and Activities.

In particular, bear in mind:

•	You must pre-clear gifts, meals, or entertainment of any value before offering them to a U.S. State or Local Government Official.

•	You must pre-clear all political contributions and political activities.